UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54803
CUSIP NUMBER:

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	January 31, 2021

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

ECO SCIENCE SOLUTIONS, INC.
Full Name of Registrant

Former Name if Applicable

1135 Makawao Avenue, Suite 103-188
Address of Principal Executive Office (Street and Number)

Makawao, Hawaii 96768
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, verification and review of the information required to be presented in the Form 10-K has required additional time rendering timely filing of the Form 10-K impracticable without undue hardship and expense to the Registrant. The Registrant's independent registered accounting firm has not yet been able to complete their review of the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffery Taylor	855	685-3513
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Results of operations for the fiscal years ended January 31, 2021 and 2020, respectively, reflect revenues of $68,511 as compared to $59,729 and a loss from operations of $1,178,319 as compared to $1,557,564.  The reduction in the operating loss is a result of a reduction of both professional fees and management and consulting fees in the current fiscal year. Other income/expense reflect a substantive change year over year as the Company was successful in settling certain outstanding litigation with a net gain as a result of the settlements of $1,337,252  in the the current fiscal year, resulting in other income of $1,078,457 in the current year ended January 31, 2021 as compared to other expense of $368,795 in fiscal 2020. The anticipated net loss for fiscal 2021 is $31,351 as compared to a net loss of $1,866,630 in the year ended January 31, 2020.

ECO SCIENCE SOLUTIONS, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2021	By:	/s/ Jeffery Taylor
		Name:	Jeffery Taylor
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).